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SECU
SEC
Mail Processing
Section **ANNUAL AUDITED REPORT**
FEB 28 2018 **FORM X-17A-5**
PART III
Washington DC
406

18001696

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SEC FILE NUMBER
8- 17264

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN CAPITAL SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, STE 530
(No. and Street)
Orange, California 92868
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        DAROL K. PAULSEN   714 547-9481
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATES COUGHTRY REISS LLP
(Name – if individual, state last, first, middle name)

2601 Saturn Street, STE 210 BREA , CA 92821-6702
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[XX] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, _____ DAROL K. PAULSEN _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____ Crown Capital Securities, L.P. _____ , as
of _____ December 31st _____ , 20 17 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                        Signature

                                   C.E.O.
                                   Title

_____ ☒☒ *See* ATTACHED CALIF JURAT
       Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CROWN
CAPITAL
SECURITIES, L.P.

Annual Reports
December 31, 2017
(SEC File No. 8-17264)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _____ORANGE_____

Subscribed and sworn to (or affirmed) before me

on this _23rd_ day of _FEBRUARY_, 20_18_,
        Date   *Month*   *Year*

by

(1)__DAROL K PAULSON__

(and (2)_____),
            Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _Merri B. Robinson_
        Signature of Notary Public

MERRI B. ROBINSON
Commission # 2110844
Notary Public - California
Orange County
My Comm. Expires May 9, 2019

Seal
Place Notary Seal Above

———— OPTIONAL ————

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

Bates Coughtry Reiss LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
  (1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss
....

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Yvonne E. Tuff
Judith A. Pappe
  (1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2017 and the related statements of income, changes in partners' capital, and cash flows for the year then ended; and the related notes, and schedules collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Crown Capital Securities', L.P. management. Our responsibility is to express an opinion on Crown Capital Securities', L.P. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Crown Capital Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, at pages 10 through 12, contained in Schedules I, II, III, IV and V has been subjected to audit procedures performed in conjunction with the audit Crown Capital Securities', L.P. financial statements. The supplemental information is the responsibility of Crown Capital Securities', L.P. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, IV and V is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bates Coughtry Reiss LLP

We have served as Crown Capital Securities', L.P. auditor since year 1999.

Brea, California
February 26, 2018

1

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

CURRENT ASSETS:

Cash & cash equivalents	$ 4,546,886
Commissions receivable	2,809,090
Prepaid commissions	60,515
Prepaid expenses	138,057
Total current assets	7,554,548

Property & equipment, net of $16,000 accumulated depreciation	8,000

OTHER ASSETS:

Receivable - other	16,833
Deposit - Pershing, LLC	50,000
Deposit - National Financial Services, LLC	25,000
Deposits - other	57,921
Total assets	$ 7,712,302

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:

Commissions payable	$ 2,927,666
Accrued payable - other	243,257
Total current liabilities	3,170,923

OTHER LIABILITIES

Conference deposits	198,401
Deferred revenue	67,239
Contingency reserve	49,024
Total liabilities	3,485,587

COMMITMENTS	-
PARTNERS' CAPITAL	4,226,715
Total liabilities and partners' capital	$ 7,712,302

The accompanying notes are an intergal part of the financial statements.

2

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
As of December 31, 2017

REVENUE:	
TSA and Variable annuities	$ 13,869,257
Mutual funds & 12B-1	9,014,775
RIA and asset management	11,715,750
Limited partnerships	5,855,279
Securities	2,893,984
Marketing fees	316,355
Reimbursements - insurance	231,443
Reimbursements - net exchange	65,375
Reimbursements - albridge	118,165
Other Income	341,481
Interest income	4,524
Total revenue	**44,426,388**

EXPENSES:	
Automobile expenses	26,014
Advertising, printing & postage	100,980
Bank charges	11,143
Commission expense	37,102,463
Contract service fees - personnel	2,301,348
Contract service fees - facilities & equipment	354,240
Conferences and seminars	35,702
Compliance expense	92,147
Computer services	397,787
Computer image processing	27,074
Dues and subscriptions	370,403
Insurance -various	1,055,542
Interest	15,837
Office supplies and expenses	102,738
Professional fees	215,219
Recruitment	47,232
Tax, license and permits	289,366
Travel, meals and entertainment	120,296
Settlements & other	30,802
Total expenses	**42,696,333**

NET INCOME	$ 1,730,055

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2017

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 2,328,714	$ 1,129,946	$ 3,458,660
Net Income	1,164,846	565,209	1,730,055
Distributions to Partners	(647,715)	(314,285)	(962,000)
Ending Balance at December 31, 2017	$ 2,845,845	$ 1,380,870	$ 4,226,715

The accompanying notes are an integral part of the financial statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
for the Year Ended December 31, 2017
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income			$ 1,730,055
Adjustments to reconcile net income to net cash provided by operating activities:			
Contingency reserve - provision reduction	$ 18,675		
Loss on discarded asset	226		
Depreciation Expense	12,000		
Changes in operating assets:			
Increase in commissions receivable	(286,923)		
Increase in prepaid commissions	(9,997)		
Decrease in prepaid expenses	6,366		
Increase in receivable - other	(16,833)		
Increase in deposits	(49,597)		
Changes in operating liabilities:			
Increase in commissions payable	117,597		
Increase in accrued payables	12,775		
Increase in conference deposits	145,773		
Increase in deferred revenue	11,109		
Total adjustments			(38,829)
Net cash provided by operating activities			1,691,226
CASH FLOWS FROM INVESTING ACTIVITIES: None			-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions to partners	(962,000)		
Net cash used for financing activities			(962,000)
Net Increase in Cash and Cash Equivalents			729,226
Cash and Cash Equivalents at Beginning of Year			3,817,660
Cash and Cash Equivalents at End of Year			$ 4,546,886

The accompanying notes are an integral part to the financial statements.

A. Crown Capital Securities, L.P., (the "Partnership") was formed on January 4, 1999 in the State of Delaware. Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. The Partnership is a licensed Broker-Dealer and is also a Registered Investment Advisor with the Securities and Exchange Commission ("SEC"). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership operates as an introducing (non-carrying) broker-dealer that clears customers' securities transactions with clearing broker-dealers Pershing, LLC or National Financial Services, LLC on a fully disclosed basis. The clearing broker-dealers carry the customers' accounts and maintain records pertaining thereto. The Partnership also maintains business relations with various Mutual Funds and Insurance Companies. The Partnership provides advisory fee services and hosts seminars and conferences. As of December 31, 2017 the Partnership is registered in fifty states and in Washington, D.C. and has independent registered representatives throughout the United States.

B. The Partnership has ab on-going service and expense reimbursement agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc., as indicated in Note 6.

C. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. All transactions are recorded using the accrual method of accounting.

E. Commission revenues from securities transactions and other investment products are recognized as earned on a trade-date basis. Residual Revenues, such as insurance trail commissions, are recognized as earned on the effective transaction date provided by the insurance company. Fees and commissions received in advance, such as those for quarterly investment advisory services to be performed, are recorded as deferred revenue until earned. Commissions payable from the Partnership to their independent registered representatives are recorded as an expense, or prepaid expense, in a manner corresponding to the revenue recognition.

F. Management has reviewed the December 31, 2017 commission receivable balance of $2,809,090. All significant receivables have been collected within 30 days following the close of the year. As such, no allowance for bad debts has been included in the financial statements. Approximately $218,362 of the commission's receivable as of December 31, 2017 were from Pershing LLC and NFS LLC.

G. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2017 is $37,489.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

I. The Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature.

J. Property and equipment is stated at cost, net of accumulated depreciation. Current property consists of $30,000 for capitalized website application costs and there is $28,000 of accumulated depreciation. The current year depreciation expense of $12,000 was calculated using the straight-line method over the estimated useful life of three years beginning with the date the website became operational.

K. The Partnership implements FASB ASC 740, Income Taxes (formerly SFAS Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed and for state authorities the examination period is four years after the tax returns are filed. The Partnership is no longer subject to a federal examination for the years before 2013 and for state examination for the years before 2012.

All material tax effects of the Partnership's income or loss are passed through to the partners individually.

L. The Partnership's management has evaluated subsequent events through February 26, 2018 the effective date at which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial of the Partnerships as of that date.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2017 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 3,548,166
Certificates of Deposit: Four	998,720
Total	$ 4,546,886

At December 31, 2017 the certificates of deposit are each under $250,000 and are held at four separate financial institutions. Each certificate of deposit has a maturity terms of less than ninety days.

NOTE 3 – CONFERENCE DEPOSITS

The net conference deposits of $198,401 at December 31, 2017 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs that are scheduled to be held during year 2018.

NOTE 4 – REPURCHASE AGREEMENTS

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California. The lease was amended in June 2014 and expires May 31, 2020. The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December: 2018 - $250,449; 2019 $259,622 and 2020 - $109,760.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Partnership is reimbursed by their registered representatives for insurance, and other third party online services. For the year ended December 31, 2017 the Partnership was other income reimbursements of $414,983 and an additional $712,192 was reimbursed through commission expense payment reductions.

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $7,500 to be paid by the Partnership. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC (DCH) and Delta Broker Holding, LLC, (DBH) which are, respectively, the general and limited partners of Crown Capital Securities, L.P. During the year ended December 31, 2017, the Partnership paid $3,411,267 to Consolidated Brokerage Services, Inc. for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement. The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

The Partnership also has affiliation agreements with Crown Capital Insurance Agency, L.L.C. (CCIA) and CCIA Nevada, Inc., where they agree to provide the Partnership with the exclusive use of their licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. For the year ended December 31, 2017 total revenues generated, respectively, from these agreements was $5,036,089 and $13,865. In consideration for the CCIA entities providing the use of their licenses, the Partnership shall advance funds or reimburse each CCIA for any and all expenses they incur with obtaining or maintaining their licenses.

During the year ended December 31, 2017, the Partnership paid CCIA L.L.C., $11,550, CCIA Nevada Inc., $6,877, DBH $16,235 and DCH $15,800 for their pass-through expense reimbursements.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ 15,837
State Income, Franchise and Revenue tax	24,992

Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity of selling various types of registered securities and investments on a commission basis is done through regulated investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Insurance provisions of the Federal Deposit Insurance Corporation ("FDIC") is $250,000 per account ownership category. As of December 31, 2017 the Partnership's general checking account, before outstanding items, had $3,384,756 of in excess of the FDIC insurance limit. Each of the four certificates of deposit was respectively insured by the FDIC.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Partnership had net allowable capital of $3,644,415 as computed in supplementary schedule I, which was $3,412,042 in excess of its required minimum net capital of $232,373. The required minimum net capital is the greater of $50,000 or $232,373 as computed at .0666667% of the $3,485,587 aggregate liabilities indicated on the December 31, 2017 Statement of Financial Condition. The Partnership's liabilities to net capital ratio was .96 to 1.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

As of December 31, 2017 the Partnership is named as a defendant in two arbitration proceedings and there was one pending complaint. Such matters arise in the course of business and it is common in the broker-dealer industry. The amount sought for compensatory damages, in the aggregate of the minimum range, approximates $734,999 but does not include potential amounts for punitive damages, legal fees and other costs. The Partnership has established a contingency reserve of $49,024 which consists of 6.667% of the aggregate minimum compensatory claims for damages.

FINRA, the Partnership's regulatory authority is investigating certain mutual fund transactions and fees in connection with two of the Partnership's Registered Representatives. FINRA may be considering taking disciplinary sanctions which may include levying fines. Since Management and legal counsel evaluation is unable to determine the outcome or potential fines, a loss contingency has not been accrued in the financial statements.

With regards to the aforementioned issues, the Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly. The Partnership maintains liability insurance, and in the event of any excess settlement balance, management expects to be covered by their Errors and Omissions ("E&O') insurance provider.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Part 1 - Computation of net capital

Total Partners' Capital, at December 31, 2017		$ 4,226,715
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		4,226,715

Less non-allowable assets:

Commissions receivable, aged over 30 days or not offset by a liability	$ (277,609)	
Prepaid commissions	(60,515)	
Prepaid expenses	(138,057)	
Property and equipment, net of accumulated depreciation	(8,000)	
Receivable – other	(16,833)	
Deposits	(57,921)	
Total non-allowable assets		(558,935)

Less: haircuts and other deductions

Certificates of deposit, maturity terms over 30 days less than 91 days	(1,250)	
Fidelity bond deductible	(22,115)	
Total other deductions		(23,365)
Net Capital pursuant to Rule 15c3-1		$ 3,644,415

Part 2 - Computation of required minimum net capital

Minimum net capital

• 6 2/3 percent of aggregate indebtedness	$ 232,373	
• Minimum dollar net capital required	$ 50,000	
• Required Net Capital (greater of above)		$ 232,373
Excess Net Capital		$ 3,412,042
Aggregate indebtedness	$ 3,485,587	
Ratio of aggregate indebtedness to net capital	.96 to 1	

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

> The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2017

RECONCILIATION OF THE AUDITED NET CAPITAL TO UNAUDITED FOCUS REPORT

	Partners' Capital	Non-Allowable Items	Net allowable Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2017	$ 4,232,798	$ (567,636)	$ 3,665,162
Subsequent Adjustments:			
Increase/(Decrease) in Revenue:	153,419	-	153,419
Decrease/(Increase) in Expenses:	(159,503)	-	(159,503)
(Increase)/Decrease in Assets:			
Commissions Receivable - non-allowable	-	(15,173)	(15,173)
Fixed assets - non-allowable		(1,000)	(1,000)
Investment - non-allowable		226	226
Decrease/(Increase) in Other Reductions:			
Fidelity Bond - haircut	-	1,284	1,284
Net Capital, 12/31/17	$ 4,226,714	$ (582,299)	$ 3,644,415

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
   (1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Lickhus*
Jeffrey P. Reiss
....
Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Yvonne E. Tuff
Judith A. Pappe
   (1946 - 2005)

*Professional Corporation

Report of Independent Registered Public Accounting Firm

To the Partners and Management
of Crown Capital Securities, L.P.

We have reviewed management's statements, included in the accompanying Management's Exemption Report in which (1) Crown Capital Securities, L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crown Capital Securities, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Crown Capital Securities, L.P. management stated that Crown Capital Securities, L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Crown Capital Securities', L.P. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crown Capital Securities, L.P. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

(signature)

Brea, California
February 26, 2018

13



**CROWN
CAPITAL**
SECURITIES, L.P.

<u>Management's Exemption Report – Pursuant to Paragraph (d)(4) of SEC Rule 17a-5</u>

The Management of Crown Capital Securities, L.P. ("the Partnership") is responsible for compliance with the reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, as amended and effective June 1, 2014 and thereafter, for certain broker-dealers' annual reporting.

This report is for the Partnership's most recent fiscal year ended December 31, 2017.

I, Darol K. Paulsen, to the best of my knowledge and belief make these assertions regarding the exemption provision as follows:

<u>Identified Exemption Provision:</u>

The Partnership claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)].
<u>Definition: (k)(2)(ii) Exemption</u> – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

<u>Statement Regarding Meeting Exemption Provision:</u>

To the best of my knowledge and belief the Partnership is therefore exempt from rule 15c3-3 because it met the exemption requirement to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the Partnership's most recent fiscal year ended December 31, 2017 without exception.

Crown Capital Securities, L.P.

Darol K. Paulsen, Chief Executive Officer

February 23, 2018

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